Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Russia: Total and Novatek to join forces for development of

Yamal LNG

Paris, October 6, 2011 - Total today signed with Novatek the final agreements to jointly develop the Yamal LNG project, becoming the main international partner on this gas liquefaction project with a 20% share. Novatek intends to keep at least a 51% interest in the project.

“Total is very pleased to be given this opportunity to be pioneers in an untapped region. We will work with Novatek to unlock the Yamal peninsula gas potential using world-class technology and combining the expertise of both companies as we build a Liquefied Natural Gas (LNG) plant in the area,” said Yves-Louis Darricarrère, President Total Exploration & Production. “The decision to participate in this LNG project comes as an addition to the acquisition of a significant share of Novatek’s capital and confirms Total’s long term commitment to Russia.”

The relevant Russian authorities authorized this acquisition on August 22nd, 2011.

The Yamal LNG project will develop the South Tambey field located in the arctic area of the Yamal peninsula. The resources of this condensate and gas field will allow production of more than 15 million tons of LNG per year. With this project, Total will have access to proved and probable (2P) reserves of approximately 800 million barrels of oil equivalent (boe) within the licence duration and to a plateau production of about 90,000 boe per day. The project has been declared of national interest by the Russian authorities.

Novatek, the largest independent gas producer in Russia with whom Total created a strategic alliance earlier in 2011, supplies approximately 13% of the domestic market. Its production reached 25.3 billion cubic metres of gas for the first semester of 2011. Novatek’s portfolio of resources is made of several giant fields that underlie Novatek’s strong potential for growth. Since 2009, Total and Novatek are also jointly developing the Termokarstovoye field.

Total Exploration & Production in Russia

Total has been present in Russia since 1989. Total is operator of the Kharyaga field located in the Nenets Autonomous Region with a 40% interest. The development plan for phase 3 of the Kharyaga field was approved in December 2007. The Kharyaga field produces 30,000 boe per day.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

In July 2007, Total and Gazprom signed an agreement regarding the first phase of development on the Shtokman giant gas and condensates field located in the Barents Sea. Shtokman Development AG, a company in which Total holds a 25% interest, was established in February 2008 to design, construct, finance and operate the first development phase of the project. The Shtokman first development phase will produce 23.7 billion cubic meters of gas per year. About half (7.5 million tons per year) will be exported in the form of LNG. The Board of Directors of Shtokman Development AG plans to take the final investment decision by the end of 2011.

Total’s commitment to Russia

In Russia, as in other host countries, Total is committed to promoting local development. In every project in which it participates, Total creates sustainable jobs and trains employees to manage operations safely and efficiently.

Total also supports public health, education and cultural programs. Notably, it financed the construction of a school in Narian-Mar, the administrative center of the Nenets Autonomous District, and is a key sponsor of St. Petersburg’s famous Mariinsky Theater.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com